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                                                                    EXHIBIT 99.1

                                NOTICE TO MEMBERS

NOTICE IS HEREBY GIVEN THAT THE FIFTY FIFTH ANNUAL GENERAL MEETING OF WIPRO LIMITED WILL BE HELD ON JULY 19, 2001 AT THE REGISTERED OFFICE OF THE COMPANY SITUATED AT DODDAKANNELLI, SARJAPUR ROAD, BANGALORE 560 035 AT 17.00 HRS TO TRANSACT THE FOLLOWING BUSINESS:

 ORDINARY BUSINESS

1. Receive, consider and adopt the audited Balance Sheet as at March 31, 2001 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.  Declare final dividend on equity shares.

3. Appoint a Director in place of Dr Ashok Ganguly who retires by rotation and being eligible, offers himself for re-appointment.

4. Appoint a Director in place of Dr Jagdish N Sheth who retires by rotation and being eligible, offers himself for re-appointment.

5. Appoint a Director in place of Mr P S Pai who retires by rotation and being eligible, offers himself for re-appointment.

6. Appoint M/s N M Raiji & Co., as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and fix their remuneration.

7. Appoint KPMG India as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company for the purpose of conducting audit under the United States General Accepted Accounting Principles (USGAAP) module and fix their remuneration.

 SPECIAL BUSINESS

8. Consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL RESOLUTION:

    RESOLVED THAT pursuant to the provisions of Section 269, 301, 311 and other applicable provisions, if any, under the Companies Act, 1956 , the re appointment of Mr Azim H Premji, as the Chairman and Managing Director of the Company for a further period of two years with effect from December 31, 2000 and ending on December 31, 2002 as well as the payment of salary, commission and perquisites (hereinafter referred to as "remuneration) as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956, be and is hereby approved.
                                      BY ORDER OF THE BOARD OF DIRECTORS

                                                SATISH MENON
                            CORPORATE VICE PRESIDENT - LEGAL & COMPANY SECRETARY
REGISTERED OFFICE:
DODDAKANNELLI, SARJAPUR ROAD
BANGALORE 560 035
DATE : APRIL 20, 2001

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NOTES;

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2. A bio-data of the directors proposed to be re-appointed at Serial Numbers 3, 4 and 5 of the ordinary business is enclosed as Annexure A to the Notice.

3. Explanatory statement as required by Section 173(2) of the Companies Act, 1956 is enclosed as Annexure B to the Notice.

4. Only bonafide members of the Company whose names appear on the Register of members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non members from attending the meeting.

5. Members are requested to bring their copies of Annual Report to the Meeting as the same will not be circulated at the meeting.

6. The dividend declared at the Annual General Meeting will be paid to those members whose names are on the Register of Members of the Company as on July 3, 2001 i.e. the date on which the Register of Members of Company closes under Section 154 of the Companies Act, 1956.

7. To facilitate the shareholders to reach the venue of the meeting, the company would be arranging transport from four specified destinations at 3:45 pm on July 19, 2001;

    a.  St. Marks Road, Bangalore (opposite to Koshys Restaurant),

    b. Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore

    c.  At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore

    d.  BDA Complex, Koramangala Main Road, Bangalore

    Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers:

    080-8440011 (Extn. 183) and 080-8440078. (Contact: G Kothandaraman).
    Alternatively, you may also send your requests by fax at 080-8440051. Your requests may reach us latest by July 15, 2001. Members who find it difficult to locate the venue of the meeting may also contact us at the above numbers.
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                                                        ANNEXURE A TO THE NOTICE

The relevant information relating to the Directors who would be re-appointed at the ensuing Annual General Meeting to be held on July 19, 2001 are given below:

DR ASHOK GANGULY

Dr Ganguly has served as our director since January 1999. He has also been the Chairman of ICI India Limited since August 1996. From June 1980 to May 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997 he served as director of Unilever N.V. & Plc. Currently, he is also a director on the Central Board of Directors of Reserve Bank of India, ICICI Limited, Mahindra and Mahindra Ltd., and British Airways Plc., where he also is a member of the Compensation Committee. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University and an M.S. and Ph.D. in Food Sciences from the University of Illinois.

He was selected as the India's Businessman of the Year in 1986. In 1987, the President of India conferred upon him the PADMA BHUSHAN, one of India's highest honours for his contribution to public service. In May 1991, he was elected a Fellow of the Royal Society of Chemistry and in 1995 he was awarded an Honorary Fellowship in the Jawaharlal Nehru Centre for Advanced Scientific Research. In 1996, Dr Ganguly was conferred the title of Honorary Professor by the Chinese Academy of Sciences in Shanghai. The University of Illinois selected Dr Ganguly as their `Outstanding Alumnus' for the year 1997.

DR JAGDISH N SHETH

Dr Sheth has served as our director since January 1999. He has been a professor at Emory University since July 1991. He has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr. Sheth holds a B. Commerce from Madras University, an M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

Dr Sheth is the Charles H Kellstadt Professor of Marketing in the Goizueta Business School and the founder of the Center for Relationship Marketing (CRM) at Emory University. Prior to his present position, he was at the University of Southern California (7 years) and the founder of the Center for Telecommunications Management (CTM); at the University of Illinois (15 years) and on the faculty of Columbia University (5 years) as well as the Massachusetts Institute of Technology (2 years). Dr Sheth is nationally and internationally known for his scholarly contribution in Marketing, Customer Satisfaction, Global Competition and Strategic Thinking.

Dr Sheth has worked for numerous industries and companies in the United States, Europe and Asia, both as an Adviser and as a Seminar Leader. His Clients include AT&T, BellSouth, Cox Communications, Delta, Ernst & Young, Ford, GE, Lucent Technologies, Motorola, Nortel, Pillsbury, Sprint, Square D, 3M, Whirlpool and many more.

In 1989, Dr Sheth was given the Outstanding Marketing Educator award by the Academy of Marketing Science. In 1991 and again in 1999, he was given the Outstanding Educator Award by the Sales and Marketing Executives International
(SMEI). Dr Sheth was also awarded the P.D. Converse Award for his outstanding contributions to theory in marketing in 1992 by the American Marketing Association. In 1996, Dr Sheth was selected as the Distinguished Fellow of the Academy of Marketing Science. In 1997, Dr Sheth was awarded the Distinguished Fellow award from the International Engineering Consortium. Dr Sheth is also a Fellow of the American Psychological Association (APA).

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MR P S PAI

Mr. Pai has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Consumer Care and Lighting since January 1999 and served as Group President from July 1996 to December 1998. Mr. Pai joined Wipro in 1979. He significantly contributed to the brand building of Sunflower, Santoor, Wipro Shikakai, Wipro Baby Soft and Wipro Lighting products and also helped build one of the largest distribution systems in the country . Mr. Pai holds a B. Engineering from Mysore University and Post Graduate Diploma in Industrial Engineering from IIT, Madras.

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                                                        ANNEXURE B TO THE NOTICE

EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item No. 8 of the Notice dated April 20, 2001 and the same should be taken as forming part of the Notice.

ITEM NO.8

The tenure of Mr Azim H Premji as Chairman and Managing Director of the Company ended on December 30, 2000. Subject to the approval of the members of the Company, the Directors had at their meetings held on January 19, 2001, re-appointed him as the Chairman and Managing Director of the Company for a further period of two years with effect from December 31, 2000, The remuneration payable to the Chairman and Managing Director during the period from December 31, 2000 until March 31, 2001 would be same as paid in the preceding period. However, with effect from April 1, 2001 till December 31, 2002, there will be a reduction in the commission payable to the Chairman and Managing Director from 0.40% to 0.10% of the net profits of the Company calculated and payable on the quarterly net profits of the Company on a quarterly basis. The other terms and conditions of appointment are as detailed below:

i. SALARY : Rs.1,75,000 per month which is eligible for revision every year on October 1.

ii. COMMISSION : The following commission will be calculated and payable every quarter on the quarterly net profits of the Company. The commission paid on a quarterly basis shall however be re-computed based on the net profits of the Company for the full year as under;


      Period                                    % of net profits of the Company
      ------                                    --------------------------------
      January 1, 2001 to March 31, 2001         0.40%

      April 1, 2001 to December 31, 2002        0.10%

iii. PERQUISITES : The Chairman and Managing Director shall be entitled to all the perquisites listed hereinbelow in addition to the salary and commission mentioned above;.

        a. HOUSING : The Company shall provide rent free furnished residential accommodation, with free gas, electricity and water as per Company policy. In case no accommodation is provided by the Company, the Chairman and Managing Director shall be entitled to such house rent allowance as may be decided by the Board of Directors from time to time subject however to a limit of 60% of his salary. The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income Tax Rules, 1962.

        b. MEDICAL REIMBURSEMENT : Reimbursement of medical expenses incurred, including premium paid on health insurance policies, whether in India or abroad, for self and family including hospitalisation, surgical charges, nursing charges and domicilliary charges for self and for family.

        c. LEAVE TRAVEL CONCESSION : For self and family every year incurred in accordance with the rules of the Company applicable to its senior managers.

        d.    CLUB FEES : Fees of clubs, subject to a maximum of three clubs.

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        e.    PERSONAL ACCIDENT INSURANCE : Premium not to exceed Rs.7,200 per annum.

        f. PROVIDENT FUND/PENSION : Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together are not taxable under the Income Tax Act, 1961. Contribution to Pension Fund will be paid on basic salary and commission.

        g. GRATUITY : Gratuity payable shall be in accordance with the provisions of the Payment of Gratuity Act.

        h. USE OF CAR WITH DRIVER : The Company shall provide the Chairman and Managing Director a car with driver for business and personal use.

        i. TELEPHONE FACILITY AT RESIDENCE : Telephone facility shall be provided at the Chairman and Managing Director's residence. All personal long distance calls shall be billed by the Company to the Chairman and Managing Director.

        j. SERVANT : Reimbursement of servant's salary, subject to a maximum of three servants.

        k. WATCHMAN : Reimbursement of watchman's salary, subject to a maximum of two watchmen.

        l. GARDENER : Reimbursement of gardener's salary, subject to a maximum of one gardener.

        m. INTEREST SUBSIDY ON HOUSING LOAN: Reimbursement of interest in respect of a housing loan as per the policy applicable to employees of the Company.

iv.   OTHER TERMS AND CONDITIONS:

        a. In the event of absence or inadequacy of profits in any financial year during the tenure of the Chairman and Managing Director, salary and perquisites subject to the limits stipulated under
              Schedule XIII of the Companies Act, 1956, is payable.

        b. "Family" means the spouse, dependent children and dependent parents of Mr Azim H Premji.

        c. Leave with full pay and allowances shall be allowed as per the Company's rules.

        d. Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

        e. No sitting fees shall be paid to the Chairman and Managing Director for attending the meetings of the Board of Directors or Committees thereof.

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        f.    The Chairman and Managing Director shall not be liable to retire by rotation.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr Azim H Premji, Chairman and Managing Director, may be deemed to be concerned or interested in this resolution.

The Board of Directors recommend the passing of the proposed resolution.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                                 SATISH MENON
                              CORPORATE VICE PRESIDENT LEGAL & COMPANY SECRETARY

REGD. OFFICE: DODDAKANNELLI, SARJAPUR ROAD
BANGALORE 560 035
DATE: APRIL 20, 2001